May 5, 2025

Brian Conway
Principal Executive Officer
OZOP ENERGY SOLUTIONS, INC.
55 Ronald Reagan Blvd.
Warwick , NY 10990

       Re: OZOP ENERGY SOLUTIONS, INC.
           Registration Statement on Form S-1
           Filed on May 1, 2025
           File No. 333-286898
Dear Brian Conway:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing